25 Years
Apollo Hospitals
touching lives

RECEIVED
2008 DEC 17 A 5:40

Date: November 15, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

SUPPL

Dear Sir,

Sub : Information submitted under Rule 12g3-2(b)
Disclosure under Regulation 7(3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations 1997 and Regulation 13(6) of SEBI (Prohibition of Insider Trading) Regulations 1992 - Reg.

Ref : Apollo Hospitals Enterprise Limited
File No. 82-34893

Please find enclosed the disclosures as required under Regulation 7(3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations 1997 and Regulation 13(6) of SEBI (Prohibition of Insider Trading) Regulations 1992 in respect of 4,275,000 equity shares acquired by CLSA (Mauritius) Limited. Copy of the disclosures received from CLSA (Mauritius) Limited is also enclosed for your reference.

Please take this on record.

08006266

Thanking you,

PROCESSED
DEC 22 2008
THOMSON REUTERS

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER - SECRETARIAL

12/18

RECEIVED

2008 DEC 17 A 5:09

25 Years Apollo Hospitals touching lives

Format for informing details of acquisition to stock exchanges by target company in terms of Regulation 7(3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

Name of Target Company	Apollo Hospitals Enterprise Limited	
Date of Reporting	15th November 2008	
Name of stock exchanges where shares of Reporting Company are listed.	National Stock Exchange of India Ltd., Mumbai Bombay Stock Exchange Ltd., Mumbai	
Details of the acquisition/sale received in terms of Reg. 7(1) and Reg. 7(1A)		
Name of the acquirers/~~Sellers~~ and PACs with them	CLSA (Mauritius) Limited	
Date of receipt of intimation of allotment by buyer/~~seller~~	14th November 2008	
Mode of acquisition (e.g. Open market/public issue/rights issue/ preferential allotment/ inter se transfer etc)	Open Market	
Mode of Sale (e.g open market/MoU/ Offmarket etc.)	N.A.	
Particulars of acquisition/~~sale~~	Number of Equity Shares	% w.r.t total paid up capital of target company
(a) Shares/Voting Rights of the acquirer/ seller before acquisition/~~sale~~	0	0
(b) Shares/Voting Rights acquired/~~sold~~	4,275,000	7.10%
© Shares/Voting Rights of the acquirer/ ~~seller~~ after acquisition/~~sale~~	4,275,000	7.10%
Paid up capital/total voting capital of the target company before acquisition	Rs. 602,357,020/- consisting of 60,235,702 equity shares of Rs.10/- each	
Paid up capital/total voting capital of the target company after acquisition	Rs. 602,357,020/- consisting of 60,235,702 equity shares of Rs.10/- each	

For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

Place : Chennai
Date : 15-Nov-2008

FORM - A

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations 1992
[Regulations 13(1) and (6)]

Details of acquisition of 5% or more shares in a listed company

Name And Address of Share holder with Phone No.	Shareholding prior to Acquisition	Number and % of shares/ voting rights acquired	Date of receipt of allotment / advice Date of acquisition (specify)	Date of intimation to company	Mode of Acquisition (market / Purchase /Public rights/prefer-ential offer etc)	Share holding subsequent to Acquisition	Trading member thro' whom the trade was executed with SEBI Regn No. of the T.M.	Exchange on which the trade was executed	Buy Quantity	Buy value
CLSA (Mauritius) Ltd 9th Floor, Medine News, La Chausee Street Port Louis, Mauritius Tel. 230-210 2035 Attn : Santosh Guzadhur	Nil	4,275,000 Equity Shares 7.10% of total paid up equity capital of the Company	Date of acquisition 14-Nov-08	14-Nov-08	Market Purchase	4,275,000 Equity Shares 7.10% of total paid up equity capital of the Company	CLSA India Limited SEBI Regn. No. INB010826432	NSE	4,275,000 Equity Shares	INR 1,795,457,250

for APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

Place : Chennai
Date : 15-Nov-2008

CLSA (MAURITIUS) LIMITED

9th Floor, Medine Mews
La Chausee Street
Port Louis
Mauritius

BY FAX, E-MAIL AND COURIER

14 November 2008

Apollo Hospital Enterprise Limited
55, Greams Road,
Ali Towers, 3rd floor,
Chennai 600 006
India
(fax no.: +91-44-28290956; email to: apolloshares@vsnl.net)

Attention: Mr. S. Venkatraman, CFO and Company Secretary

Dear Sirs,

SEBI (Prohibition of Insider Trading) Regulations, 1992 (the "Regulations")

We are writing to notify you that CLSA (Mauritius) Limited acquired 4,275,000 shares in Apollo Hospital Enterprise Limited (the "Company") on 14 November 2008.

As a result of this acquisition, the shareholding of CLSA (Mauritius) Limited in the Company now exceeds 5% of the paid up capital of the Company. We enclose a disclosure form which sets out further details of this acquisition as required by Reg. 13(1) of the Regulations.

Please feel free to contact our Mr. Can Lo by telephone on +852 2600 8183 or by email at can.lo@clsa.com if you require any further clarification.

Yours faithfully,

Authorized Signatory
For and on behalf of CLSA (Mauritius) Limited

Encl.

FORM A

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992 (Regulation 13 (1) and (6)

Regulation 13(1) -- Details of acquisition of 5% or more shares in a listed company

Name & address of shareholder with telephone number	Shareholding prior to acquisition	No. and percent age of shares/voting rights acquired	Date of receipt of allotment /advice. Date of acquisition (specify)	Date of intimation to Company
CLSA (Mauritius) Limited 9th Floor, Medine Mews, La Chausee Street Port Louis, Mauritius Tel: 230-210 2035 (Attn: Santosh Guzadhur)	0 shares (0% of total paid up capital of the company)	4,275,000 shares (7.10% of total paid up capital of the company)	Date of acquisition was 14 November 2008.	14 November 2008

Authorised Signatory

CLSA (Mauritius) Limited

Mode of acquisition (market purchase/ public/ rights/ preferential offer etc.)	Shareholding subsequent to acquisition	Trading member through whom the trade was executed with SEBI Registration No. of the TM	Exchange on which the trade was executed	Buy quantity	Buy value
Market Purchase	4,275,000 shares (7.10% of the total paid up capital of the company)	CLSA India Limited SEBI Registration No. INB010826432	NSE	4,275,000 shares (7.10% of total paid up capital of the company)	INR 1,795,457,250
			BSE	0 share (0% of total paid up capital of the company)	Not applicable

Authorised Signatory

CLSA (Mauritius) Limited

CLSA (MAURITIUS) LIMITED

9th Floor, Medine Mews
La Chausee Street
Port Louis
Mauritius

BY FAX, E-MAIL AND COURIER

14 November 2008

Apollo Hospital Enterprise Limited
55, Greams Road,
Ali Towers, 3rd floor,
Chennai 600 006
India
(fax no.: +91-44-28290956; email to: apolloshares@vsnl.net)
Attention: Mr. S. Venkatraman, CFO and Company Secretary

Ms. Farzana Mehta
Listing Department
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 023
(fax no.: +91 22 22721919; email to: Farzana.Mehta@bseindia.com/
jeevan.noronha@bseindia.com)

Mr. Hari K
Asst. Vice President
Listing Department
National Stock Exchange of India
Exchange Plaza, Bandra-Kurla Complex
Bandra (E)
Mumbai 400 051
(fax no. +91 22 26598347; email to: cmlist@nse.co.in)

Dear Sirs,

SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

We are writing to notify you that we acquired 4,275,000 shares in Apollo Hospital Enterprise Limited (the "Company") on 14 November 2008.

As a result of this acquisition, the shareholding of CLSA (Mauritius) Limited in the Company now exceeds 5% of the paid up capital of the Company. Further details are set out in the enclosed disclosure form.

Please feel free to contact our Mr. Can Lo by telephone on +852 2600 8183 or by email at can.lo@clsa.com if you require any further clarification.

Yours faithfully,

Authorized Signatory
For and on behalf of CLSA (Mauritius) Limited

Encl.

Format for disclosurê of details of acquisition to target company and stock exchanges where the shares of the target company are listed, in terms of Regulation 7(1)

Name of the Target company	Apollo Hospital Enterprise Limited	
Name of the acquirer and PAC with the acquirer	CLSA (Mauritius) Limited	
Details of the acquisition as follows	Number	% w.r.t. total paid up capital of Target Company
a) Shares / Voting rights (VR) before acquisition under consideration	0	0%
b) Shares/ voting rights acquired	4,275,000 shares	7.10%
c) Shares / VR after acquisition	4,275,000 shares	7.10%
Mode of acquisition (e.g. open market / public issue/ rights issue/ preferential allotment/ interse transfer etc).	Open market purchase	
Date of acquisition of shares/ VR or date of receipt of intimation of allotment of shares, whichever is applicable	14 November 2008	
Paid up capital/ total voting capital of the target company before the said acquisition	INR 602,357,020	
Paid up capital/ total voting capital of the target company after the said acquisition	INR 602,357,020	

Note:

1. The disclosure shall be made whenever the post acquisition holding crosses 5%, 10% and 14% of the total paid up capital of the target company within 2 days of the acquisition.
2. The stock exchange shall immediately display the above information on the trading screen, the notice board and also on its website.

Signature of Authorised Signatory of CLSA (Mauritius) Limited:
Place : Hong Kong

Date : 14 November 2008

END